EXHIBIT 99.3
Employee Stock Option Exchange Program
Frequently Asked Questions (FAQ)
Following the filing of the Preliminary Proxy Statement
September 5, 2006
The following FAQ is for Pixelworks employees in connection with the proposed Employee Stock Option Exchange Program. This FAQ is solely intended to help clarify what the program is and how it will be administered. Please see the “Important Notice” at the end of this FAQ about additional information you will be receiving in the future about the Employee Stock Option Exchange Program.
Q1: What is the Stock Option Exchange Program?
A: The Stock Option Exchange Program is currently a proposal to our shareholders. If our shareholders approve, we would offer our employees an opportunity to exchange eligible stock options granted under our 1997 and 2001 stock option plans for a new stock option grant under the 2006 stock option plan.
Q2: Why is Pixelworks proposing the Stock Option Exchange Program?
A: We believe the Stock Option Exchange Program is an opportunity to provide an incentive to employees while also meeting our shareholders’ interests.
We want to provide our employees with an incentive which would motivate them to help return the Company to profitability. As our share price has declined, many options that were granted at the time of hire or as incentives are now “out-of-the-money,” i.e. have exercise prices that are significantly higher than the amount at which shares are currently traded in the open market. The exchange program would substitute those “out-of-the-money” options with a smaller number of options with a lower exercise price. By lowering the price at which employees may purchase Pixelworks shares, the Stock Option Exchange Program would enable employees to benefit at an earlier date from potential increases in the Pixelworks share price.
We believe the program offers benefits to our shareholders too since it reduces our dilution and “overhang” of options. Dilution is a term that refers to the decrease in the value of each share as new shares are issued. This program would, if approved, potentially reduce the total number of outstanding shares, which would effectively make every share incrementally more valuable.

Pixelworks Stock Option Exchange Program FAQ
September 5, 2006
“Overhang” is a term that refers to the number of option grants that have been made but have not been exercised for which the company must account. The Options Exchange Program could also lower the “overhang” by reducing the number of granted options that are not exercised.
Q3: How would the exchange work?
A: If the program is approved by our shareholders, employees may elect any eligible stock option grants for exchange and for every four (4) options in the current grant one (1) option would be granted as a new grant. Options would be exchanged 4:1. For example, if you had a stock option grant of 1,000 options and chose to exchange it, you would receive a new option grant of 250 options.
Q4: What about partial shares?
A: We would not grant options for fractional shares. For example, if an employee would have a stock option grant of 1,005 options and chose to exchange it, he/she would receive a new option grant of 251 options.
Q5: What would be the exercise price of the new option grants?
A: The exercise price for the new stock option grants made from the exchange would be determined by the closing price of our stock on NASDAQ on the Effective Date of the exchange.
Q6: Would vesting start all over again for the new stock option grant?
A: Yes. Even if the eligible options that you submit to the exchange are partially or fully vested, the new stock option grants would begin completely unvested. The new grants would have an 18-month vesting schedule. 1/3rd of a new grant would vest at the end of the sixth month after the grant date, and the remaining 2/3rds would vest ratably each month over the remaining 12 months.
Q7: Which stock option grants would be eligible for exchange?
A: Any of your stock option grants could be exchanged IF:
1.	It is an option grant from the 1997 or 2001 stock option plan, AND

2.	It has an exercise price at or above $4.75 (the Minimum Threshold Price).

Pixelworks Stock Option Exchange Program FAQ
September 5, 2006
Q8: Could I exchange a portion of one of my stock option grants?
A: No. If you choose to participate and elect an eligible stock option grant for exchange, all of the options for that grant, both vested and unvested, would be exchanged.
Q9: Could I exchange options I have already exercised?
A: No. Only unexercised stock options would be eligible for exchange.
Q10: Would the new stock option grants be ISO (Incentive Stock Option) or NQ (Non-Qualified) awards?
A: The new stock option grants would be Non-Qualified stock option grants.
Q11: When would the exchange take place?
A: We do not have dates for the offer to employees at this time. The exchange may never take place, since it is subject to approval by our shareholders, and our shareholders have not yet voted. On September 5, 2006, we filed a document with the U.S. government (the Securities Exchange Commission or “SEC”) called a “preliminary proxy.” Once approved by the SEC, we would then send a “final proxy” to our shareholders, asking them to vote on the option exchange program proposal at a special meeting of shareholders. If the shareholders approve of the program, we would then provide employees with the “Offer to Exchange,” which would contain full details and dates for the Election Period, as well as the forms you will need to elect or “tender” your eligible options should you decide to do so. By law, you would have at least twenty (20) business days from that date to decide whether or not to tender any of your eligible options.
Q12: Would I be eligible to participate?
A: All employees of Pixelworks would be eligible, except members of the Board of Directors and the five most highly compensated employees, IF:
1.	You are employed when the Election Period commences, AND

2.	You are employed on the date the new option award is granted, AND

3.	You have not resigned or received a termination notice from Pixelworks prior to the effective date of the exchange.
Q13: Would I have to participate?
A: No. Participation would be voluntary. Each eligible employee would have the choice to participate or not to participate and should carefully review the offer to purchase and related materials that will be provided at a later date.

Pixelworks Stock Option Exchange Program FAQ
September 5, 2006
Q14: When would I decide whether or not I want to participate?
A: The offer to exchange can only take place if our shareholders approve this program. After the shareholder meeting, more details would be provided contingent on shareholder approval. If that occurs, an offer would be made to eligible employees that will include all of the details including all key dates.
In considering participation in the program, consult with your financial expert and legal counsel who can help evaluate this program, including any tax implications.
Q15: Where can I get information on my current stock option grants?
A: You can view your stock options grants by going to E*Trade (www.etrade.com) and logging on to your account.
Q16: Who can I ask if I have additional questions?
A: If you have additional questions that are not answered in the FAQs, please send them to pixelworkseop@pixelworks.com. Please remember, however, that we will not be able to answer questions about your personal situation or otherwise provide an assessment of the merits of the exchange program.
The company or any of its representatives can not provide investment advice or make any recommendation to you regarding participation in the program; they will only be able to answer questions to help clarify what the program is and how it will be administered.
In accordance with SEC regulation, until the plan is approved by the shareholders the company will not be in a position to provide any more information.
IMPORTANT NOTICE
SHAREHOLDERS OF PIXELWORKS ARE ADVISED TO READ THE PRELIMINARY PROXY STATEMENT FILED WITH THE SECURITIES EXCHANGE COMMISSION, BECAUSE IT CONTAINS IMPORTANT INFORMATION
This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any options or shares of Pixelworks. Subject to shareholder approval of the option exchange program, the offer to exchange options will be made only pursuant to the offer to purchase and related materials that Pixelworks intends to

Pixelworks Stock Option Exchange Program FAQ
September 5, 2006
send to its option holders following shareholder approval of the program. Option holders should read those materials carefully because they will contain important information, including various terms of, conditions to, and risks associated with, the option exchange offer.
Option holders and shareholders will be able to obtain the aforementioned proxy materials and, when available, offer to purchase and related materials, at no charge at the SEC’s website (http://www.sec.gov) or by sending a request to pixelworkseop@pixelworks.com. Option holders and shareholders are urged to read those materials carefully prior to making any decisions with respect to the option exchange program.